

May 30, 2023

Sumit Mehta
Chief Executive Officer
Iris Parent Holding Corp.
6 Centerpointe Drive #625
La Palma, California 90623

> **Re: Iris Parent Holding Corp.**
> **Draft Registration Statement on Form S-4**
> **Submitted May 2, 2023**
> **CIK No. 0001971387**

Dear Sumit Mehta:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4 submitted May 2, 2023

Cover Page

1. Please revise your cover page to disclose the valuation assigned to Liminatus for purposes of the Business Combination.

2. We note your disclosure that "[a]fter the completion of the Business Combination, Liminatus Members will beneficially own approximately 67.6% of the combined voting power of the ParentCo common stock, assuming no redemptions (or 69.4% assuming maximum redemptions)." Please reconcile this disclosure to the disclosure in your table on page xi.

3. We note your disclosure that ParentCo will be a "controlled company" after the

completion of the Business Combination. Identify the controller shareholders and those shareholders' total voting power, and, if true, disclose that the controlling shareholders may have the ability to control the outcome of matters submitted to shareholders of ParentCo for approval. Although we note your disclosure that you may elect to take advantage of of certain "controlled company" exemptions, please disclose if you intend to rely on any such exemptions.

How will the initial stockholders and Iris's directors and officers vote?, page xv

4.   We note certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

May the initial stockholders, Iris's directors, officers, advisors or their respective affiliates purchase shares...?, page xv

5.   We note your disclosure that the initial stockholders, directors, officers, advisors or their respective affiliates may purchase shares of Iris common stock on the open market, and may purchase shares in privately negotiated transactions from stockholders who vote, or indicate an intention to vote, against the Business Combination Proposal, or who have elected or redeem, or indicate an intention to redeem, their shares in connection with the Business Combination, although they are under no obligation to do so. In an appropriate place, please explain how such transactions would comply with the requirements of Rule 14e-5 under the Exchange Act and the guidance provided by Tender Offer Rules and Schedules Compliance and Disclosure Interpretation Question 166.01.

What are the U.S. federal income tax consequences to me as a result of the Business Combination?, page xvii

6.   We note your disclosure that "[i]f none of the public stockholders elect to redeem, then the public stockholders will receive over 20% of the ParentCo Common Stock received in the Mergers and their plans may be relevant for purposes of determining whether the Mergers satisfy the control requirement…." Please reconcile this disclosure, and the similar disclosure on page 132, with the disclosure in your table on page xi which shows that if no additional redemptions are made the Iris public stockholders would own 4% of ParentCo after the closing. If your revised disclosure would impact the tax conclusions, please further revise your disclosure as appropriate.

Summary of the Proxy Statement/Prospectus, page 1

7.   Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding the warrants become eligible for redemption.

Listing of New ParentCo Common Stock, page 3

8. We note your disclosure that the shares of ParentCo Common Stock and the ParentCo Public Warrants are expected to be listed on the Nasdaq Stock Market. Please revise to disclose if the terms of the Business Combination Agreement permit that the Nasdaq listing closing condition could waived without recirculation or resolicitation. If so, please revise your risk factors to reflect the risks associated with any such waiver and revise your cover page to indicate that shareholders and warrant holders may not have certainty at the time of the vote that ParentCo's securities will be listed on Nasdaq following the Business Combination.

Non-Binding Letter of Intent for Acquisition of Autoimmune Disease Biologic, page 7

9. We note your disclosure that this acquisition is expected to close in conjunction with the closing of the Business Combination. Please update your disclosure on the progress of this acquisition. If this acquisition will close in conjunction with the Business Combination, please disclose the valuation assigned to the acquisition of these assets, the number of your securities that will be issued and the aggregate of cash milestone payments and the material terms of the royalty payments that may be made to the seller, including a range of the royalty payments within ten percentage points, how those payments will be calculated and any termination provisions with respect to the royalty payments.

10. Revise this section to remove any safety or efficacy statements as to the assets being acquired as safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory bodies.

Interests of Certain Persons in the Business Combination, page 16

11. Please highlight the risk that the sponsor will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

12. Although we note the disclosure in the last bullet point of this section, please revise to clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative return in the post-Business Combination company.

The future exercise of registration rights may adversely affect the market price of the ParentCo Common Stock after the Business Combination, page 80

13. Please expand this risk factor to address the common stock underlying the Convertible Notes.

Unaudited Pro Forma Combined Financial Information, page 83

14. On pages 84 and 88 you explain that the business combination will be treated as the

equivalent of Liminatus issuing stock for the net assets of Iris, accompanied by a recapitalization. However, on pages 10 and 111 you state that it will be treated as the equivalent of ParentCo issuing stock for the net assets of Iris, accompanied by a recapitalization. Please revise to clarify this apparent discrepancy.

Background of the Business Combination, page 100

15. We note your disclosure on page 103 that Liminatus was brought to Iris by Cantor Fitzgerald as a potential business combination target. Please revise your disclosure as follows:
   - revise to highlight all of the material interests in the transaction held by Cantor, including the private placement warrants issued to Cantor and the deferred underwriting fees. Disclose the approximate dollar value of those interests based on the transaction value and recent trading prices as compared to the consideration given for those interests. Please also disclose what those interests would be worth to Cantor if a business combination was not consummated;
   - disclose whether Cantor presented any other potential targets and, if so, how those targets were evaluated;
   - disclose whether Cantor has engaged in any business activities with Liminatus or holds any interests in Liminatus;
   - clarify how the Iris board considered these conflicts in negotiating and recommending the business combination;
   - disclose the acquisition criteria set forth in your 8-K filed on July 27, 2022 and clarify how Liminatus met those criteria; and
   - clarify if the board considered other companies in the biopharma sector.

16. Please revise your disclosure to provide stockholders with an understanding of how, when, and why the material terms of the business combination agreement and merger consideration evolved. Please ensure that your revised disclosure specifically includes a discussion of how the enterprise value of approximately $250 million for Liminatus was negotiated and determined and discuss the factors or conditions that supported and led to the final valuation.

Regulatory Matters, page 111

17. Please disclose the current status of your filings under the HSR Act.

Reasons for the Advisory Charter Amendments, page 122

18. Please indicate the reasons for Advisory Charter Proposal F. Please ensure that your revised disclosure indicates that your exclusive forum provision may result in increased costs for stockholders to bring a claim.

Iris's Management's Discussion And Analysis, page 166

19. Please disclose the relationship between Iris Parent Holding Corp. and Iris Acquisition

Corp. indicating whether they are affiliated and, if so, how, or direct us to existing disclosures.

Business of Liminatus, page 170

20.   Please indicate the basis for your disclosure that the market opportunity size is "$70 billion in 2022 and expected to reach $120 billion in 2026 at a compound annual growth rate (CAGR) of 14.3%." Please clarify if the market opportunity size you describe relates to cancer vaccine therapies in general and indicate the market opportunity for the indications and patient populations that you are currently pursuing.

21.   Please revise your registration statement here and throughout to remove statements that GCC CAR-T therapy is a "first in class" approach as such statements are speculative given your current stage of development.

22.   We note your disclosure that the GCC CAR-T candidate is to be progressed in a Phase 1 study. If known, please indicate when Liminatus expects to submit an IND application or the status of any such application made to date.

23.   Throughout your filing you make statements and predictions regarding the safety and efficacy of your product candidates. Safety and efficacy are conclusions that are within the sole authority of the FDA and are assessed throughout the entire development process. Given that none of your candidates have received FDA approval to date, it is not appropriate to state, imply, or predict that your product candidates are safe or effective. Please revise to remove all statements related to the safety and efficacy of your product candidates. For example, we note the following statements:
- "GCC CAR-T cells exhibit extraordinary efficacy in eliminating established metastatic disease without producing autoimmunity;"
- "Vaccinating early-stage CRC patients with the GCC Vaccine may safely prevent disease recurrence through elimination of micrometastases;"
- "CAR-T cells targeting GCC have an good safety profile;"
- "[t]he GCC Vaccine has demonstrated a good safety profile;"
- "GCC CAR-T … has shown an exemplary safety profile;" and
- "The … efficacy, and safety of Ad5.F35-mGCC-S1 has been demonstrated;" etc.

Pipeline Table, page 172

24.   Please revise your pipeline table to make the columns for each phase more visible and the same size. Additionally, please revise your table to add a column for Phase III.

License Agreements, page 189

25.   We note your disclosure of several license agreements on page 189. Please revise your disclosure to include more information on the material terms of these agreements, for example, termination clauses. For the CAR-T License and the Vaccine License, where you disclose that you will pay low double digit royalty rates, please narrow your disclosure to a range within 10 percentage points.

Liminatus's Management Discussion and Analysis
Research and Development Expenses, page 198

26.   We note the discussion on page 197 that research and development activities are central to your business model and you plan in to increase the expenses substantially for the foreseeable future. Given the importance of research and development to your business, please revise the filing to disclose total costs by product candidate as well as by the nature of expense for each period presented. To the extent that you do not track expenses by product candidate, please disclose as such.

Capital Requirements, page 199

27.   We note your disclosure that the $10.0 million in bonds to Feelux Co. is expected to be repaid upon the Business Combination. Please tell us how this disclosure reconciles to the pro forma combined balance sheet on page 86. We also note Section 4.1(b)(x) of the Business Combination Agreement. Please also revise your disclosure in this section to indicate how this debt is expected to be satisfied.

Executive Officers, page 205

28.   Please indicate whether Javier Cote-Sierra, PhD will continue to serve as Co-Founder and CSO of Allianthera Biopharma after the consummation of your business combination. If so, please disclose potential conflicts of interest and include risk factor disclosure as appropriate.

Management of ParentCo Following the Business Combination, page 205

29.   Briefly describe the business experience during the past five years of each director, executive officer, person nominated or chosen to become a director or executive officer, and each person named in answer to paragraph (c) of Item 401 of Regulation S-K, including each person's principal occupations and employment during the past five years. Refer to Item 401(b) of Regulation S-K. Given that much of the information is to be provided in an amendment to this section, please ensure that you have indicated how long each of the foregoing persons have been with Liminatus. We also note your disclosure on page 27, that as of December 31, 2022, Liminatus had one full-time employee, its CEO, Chris Kim. If the executive officers and significant employees have recently joined Liminatus, please include appropriate risk factor disclosure.

30.   Please file any employment agreements with the executive officers as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

31.   If any person who has not signed the registration statement is named therein as about to become a director of ParentCo, please file the written consent of such person as an exhibit. Refer to Securities Act Rule 438.

Beneficial Ownership of Securities, page 215

32. Please identify in footnotes to the table all natural persons who have voting and/or investment power over the shares held by each entity listed in the table.

Audited Financial Statements of Liminatus Pharma, LLC
Notes to Financial Statements
Note 8. Subsequent Events, page F-37

33. We note your disclosure on page 7 that on March 8, 2023, Liminatus entered into a non-binding letter of intent to acquire certain autoimmune disease biologic assets from a clinical stage biotherapeutics company, and that the acquisition is expected to close in conjunction with the closing of the Business Combination. Please disclose this transaction as a subsequent event in accordance with ASC 855-10-50-2, and 50-3 as applicable, and disclose your accounting policy applicable to it and to similar transactions. Please revise your Management's Discussion and Analysis to discuss the expected effect of this acquisition on your future results of operations. Tell us how this transaction will affect your pro forma financial statements presented in accordance with Article 11 of Regulation S-X, and explain your consideration of the need to provide financial statements pursuant to Rule 3-05 of Regulation S-X.

Exhibits

34. Please tell us where the license and development agreement with Targeted Diagnostics & Therapeutics, Inc. entered into by Liminatus on June 10, 2018 (the TDT License) will be filed as an exhibit.

35. We note you intend to file the form of preliminary proxy card as Exhibit 99.1. Please note that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

General

36. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction is, is controlled by, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of

liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

37.   We note that Cantor Fitzgerald & Co. was the underwriter for the initial public offering of Iris Acquisition Corp. We also note press reports that certain underwriters are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from Cantor about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to Cantor. In addition, please identify any other financial advisors who served you or Iris Acquisition Corp. in connection with the proposed transaction, and provide similar disclosure as applicable.

You may contact Ibolya Ignat at 202-551-3636 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Chauncey M. Lane, Esq.